Exhibit 21.1

List of Subsidiaries of Avalo Therapeutics, Inc.

Entity Name	Jurisdiction
Medgenics Medical (Israel) Ltd.	State of Israel
Aevi Genomic Medicine Europe BVBA/SPRL	Belgium
AlmataBio, LLC	Delaware